Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
PROFESSIONAL DIVERSITY NETWORK, INC.

Pursuant to the provisions of Section 242 of the General Corporation Law of the State of Delaware, Professional Diversity Network, Inc., a Delaware Corporation (the “Corporation”), in order to amend its Amended and Restated Certificate of Incorporation, hereby certifies as follows:

FIRST:  The name of the Corporation is PROFESSIONAL DIVERSITY NETWORK, INC.

SECOND:  That the Board of Directors of the Corporation adopted resolutions setting forth a proposed amendment to the Corporation’s Amended and Restated Certificate of Incorporation, declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment is as follows:

RESOLVED, that Paragraph 4.2 of the Amended and Restated Certificate of Incorporation of the Corporation be amended to read in its entirety as follows:

“4.2  Common Stock.  The total number of shares of Common Stock that the Corporation shall have authority to issue is 3,125,000 shares, $0.01 par value per share. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law or any corresponding provision hereinafter enacted.

Effective as of 12:01 a.m., EDT, on September 27, 2016 (the “Effective Time”), each eight (8) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall be combined and changed into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or any holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No certificates representing fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock because they hold a number of shares not evenly divisible by the Reverse Stock Split ratio will automatically be entitled to receive an additional fraction of a share of Common Stock to round up to the next whole share. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, plus any additional fraction of a share of Common Stock to round up to the next whole share.”

THIRD: That the foregoing amendment was approved by the stockholders of the Corporation at a meeting duly called and held on September 26, 2016 and entitled to vote on the proposal.

FOURTH: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FIFTH: That the foregoing amendment shall be effective as of 12:01 a.m., EDT, on September 27, 2016.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed this 26th day of September, 2016.

PROFESSIONAL DIVERSITY NETWORK, INC.

By:	/s/ David Mecklenburger
Name:	David Mecklenburger
Title:	Chief Financial Officer